SCMP GROUP

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082-03327

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BY REGISTERED POST

25 May 2010

SUPPL

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.


10015813

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Voting Results at the Annual General Meeting held on 24 May 2010

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

CoSec\AGM 2010\Announcement-Distribution – Poll Voting Result.doc


SCMP Group Limited
SCMP集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Voting Results at the Annual General Meeting held on 24 May 2010

Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as defined in the circular of SCMP Group Limited (the "Company") to its shareholders dated 16 April 2010.

At the annual general meeting of the Company held on 24 May 2010 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the AGM Notice dated 16 April 2010.

Computershare Hong Kong Investor Services Limited, the Company's share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the total number of issued shares in the Company was 1,560,945,596, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There was no restriction on any shareholder to cast votes on any of the resolutions at the AGM. No person had indicated in the circular containing the AGM Notice any intention to vote against or to abstain from voting on any of the resolutions at the AGM.

The board of directors (the "Board") of the Company is pleased to announce that each of the proposed resolutions, including, inter alia, the adoption of new Chinese name of the Company, the adoption of the 2010 Share Option Scheme and the termination of the Existing Share Option Scheme, was duly passed and the voting details are set out as follows:

	Resolutions	No. of Votes (%)	
		For	**Against**
1.	To adopt the Audited Financial Statements and the Directors' Report and Independent Auditor's Report for the year ended 31 December 2009.	1,187,789,958 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2(a).	To re-elect Mr. Wong Kai Man as Independent Non-executive Director.	1,187,787,958 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2(b).	To re-elect Mr. Roberto V. Ongpin as Non-executive Director.	1,187,785,958 (99.999832%)	2,000 (0.000168%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

2(c).	To re-elect Mr. Kuok Khoon Ean as Non-executive Director.	1,187,785,958 (99.999832%)	2,000 (0.000168%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2(d).	To re-elect Dr. Fred Hu Zu Liu as Independent Non-executive Director.	1,187,787,958 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3.	To authorise the Board to fix Directors' fee.	1,187,787,958 (99.999832%)	2,000 (0.000168%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.	1,187,787,958 (99.999832%)	2,000 (0.000168%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Company.	944,618,958 (79.527441%)	243,171,000 (20.472559%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6.	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,187,789,958 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	To extend the general mandate in Resolution 5 to the shares repurchased by the Company under the general mandate in Resolution 6.	944,624,958 (79.527946%)	243,165,000 (20.472054%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To adopt "南華早報集團有限公司" as the new Chinese name of the Company for identification purpose only and to register such Chinese name with the Registrar of Companies in Hong Kong under Part XI of the Companies Ordinance.	1,187,789,958 (100%)	0 (0%)
	As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
9.	To approve and adopt the 2010 Share Option Scheme.	1,165,339,958 (98.110100%)	22,448,000 (1.889900%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
10.	To terminate the Existing Share Option Scheme.	1,165,339,958 (98.110100%)	22,448,000 (1.889900%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

ADOPTION OF NEW CHINESE NAME

As the special resolution on the proposed adoption of "南華早報集團有限公司" as the new Chinese name of Company has been approved by the shareholders of the Company at the AGM, the Company will apply for registration of the new Chinese name with the Registrar of Companies in Hong Kong under Part XI of the Companies Ordinance. The effective date of the adoption of the new Chinese name of the Company shall be the date on which the new Chinese name of the Company is registered with the Registrar of Companies in Hong Kong. The Company will then apply with the Stock Exchange for a new Chinese stock short name for trading in the shares of the Company on the Stock Exchange. Further announcement will be made by the Company in relation to the effective dates of adoption of the new Chinese name and the new Chinese stock short name.

By order of the Board
Vera Leung
Company Secretary

Hong Kong, 24 May 2010

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Dr. Fred Hu Zu Liu, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*